UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*

                                THE DEXTER CORPORATION
                                   (Name of Issuer)

                              Common Stock, Par Value $1
                            (Title of Class of Securities)

                                     252165-10-5
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    July 15, 1996
                            (Date of Event which Requires
                              Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

     Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.





     CUSIP NO. 252165-10-5           SCHEDULE 13D                   Page 2 of 11


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     Page 2 of 11
                           Exhibit Index Located on Page 5






     CUSIP NO. 252165-10-5           SCHEDULE 13D                   Page 3 of 11


             This Amendment No. 1 to Schedule 13D amends a Schedule 13D previously filed on June 24, 1996 with respect to shares of common stock of The Dexter Corporation, a Connecticut corporation (the "Issuer"). This Amendment is filed on behalf of Stinson Capital Partners L.P., a California limited partnership; BK Capital Partners IV, L.P., a California limited partnership; Insurance Company Supported Organizations Pension Plan; The Carpenters Pension Trust for Southern California; Richard C. Blum & Associates, L.P., a California limited partnership; Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. (collectively, the "Reporting Persons"). The only change from the initial Schedule 13D is the additional information set forth in Items 4 and 7 below.

             Item 4. Purpose of Transaction

             In addition to the plans and proposals set forth in the initial Schedule 13D, which are hereby restated by reference, the letter attached as Exhibit B was communicated by the Reporting Persons to the Issuer, as a part of a dialogue that the Reporting Persons plan to continue with the Issuer and other shareholders. The Reporting Persons otherwise have no new plans and proposals regarding the Issuer that have not previously been disclosed.

             Item 7. Material to be Filed as Exhibits

             Exhibit A       Joint Filing Undertaking.

             Exhibit B       Letter dated July 15, 1996 from Richard C.
                             Blum & Associates, L.P. to K. Grahame Walker,
                             Chairman and CEO of The Dexter Corporation.






     CUSIP NO. 252165-10-5           SCHEDULE 13D                   Page 4 of 11


                                       Signatures

             After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  July 17, 1996

             STINSON CAPITAL PARTNERS, L.P.    RICHARD C. BLUM & ASSOCIATES,
             BK CAPITAL PARTNERS IV, L.P.      L.P.

             By Richard C. Blum &              By Richard C. Blum &
                Associates, L.P., its             Associates, Inc., its
                General Partner                   General Partner

                By Richard C. Blum &
                   Associates, Inc., its          By /s/ Donald S. Scherer
                   General Partner                   _________________________
                                                        Donald S. Scherer,
                                                        Secretary
                   By /s/ Donald S. Scherer
                      ______________________
                      Donald S. Scherer,       RICHARD C. BLUM & ASSOCIATES,
                      Secretary                INC.


             THE CARPENTERS PENSION TRUST      By /s/ Donald S. Scherer
             FOR SOUTHERN CALIFORNIA              ____________________________
                                                  Donald S. Scherer,
             INSURANCE COMPANY SUPPORTED          Secretary
             ORGANIZATION PENSION PLAN

             By Richard C. Blum &              /s/ John H. Steinhart
                Associates, L.P., its          _______________________________
                Investment Adviser             RICHARD C. BLUM

                By Richard C. Blum &           By John H. Steinhart
                   Associates, Inc., its          Attorney-in-Fact
                   General Partner


                   By /s/ Donald S. Scherer
                      ______________________
                      Donald S. Scherer,
                      Secretary






     CUSIP NO. 252165-10-5           SCHEDULE 13D                   Page 5 of 11


                                     INDEX TO EXHIBITS


                                                         Sequentially
             Item        Description                     Numbered Page

             Exhibit A   Joint Filing Undertaking              6

             Exhibit B   Letter dated July 15, 1996            7
                         from Richard C. Blum &
                         Associates, L.P. to K. Grahame
                         Walker, Chairman and CEO of
                         The Dexter Corporation.






     CUSIP NO. 252165-10-5           SCHEDULE 13D                   Page 6 of 11


                                         EXHIBIT A

                                 JOINT FILING UNDERTAKING

                   The undersigned, being duly authorized thereunto, hereby
             execute this agreement as an exhibit to this Amendment to
             Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

             DATED:  July 17, 1996

             STINSON CAPITAL PARTNERS, L.P.    RICHARD C. BLUM & ASSOCIATES,
             BK CAPITAL PARTNERS IV, L.P.      L.P.

             By Richard C. Blum &              By Richard C. Blum &
                Associates, L.P., its             Associates, Inc., its
                General Partner                   General Partner

                By Richard C. Blum &
                   Associates, Inc., its          By /s/ Donald S. Scherer
                   General Partner                      Donald S. Scherer,
                                                        Secretary
                   By /s/ Donald S. Scherer
                      ______________________
                      Donald S. Scherer,       RICHARD C. BLUM & ASSOCIATES,
                      Secretary                INC.


             THE CARPENTERS PENSION TRUST      By /s/ Donald S. Scherer
             FOR SOUTHERN CALIFORNIA              ____________________________
                                                  Donald S. Scherer,
             INSURANCE COMPANY SUPPORTED          Secretary
             ORGANIZATION PENSION PLAN

             By Richard C. Blum &              /s/ John H. Steinhart
                Associates, L.P., its          _______________________________
                Investment Adviser             RICHARD C. BLUM

                By Richard C. Blum &           By John H. Steinhart
                   Associates, Inc., its          Attorney-in-Fact
                   General Partner

                   By /s/ Donald S. Scherer
                      ______________________
                      Donald S. Scherer,
                      Secretary


     CUSIP NO. 252165-10-5           SCHEDULE 13D                   Page 7 of 11


                                         EXHIBIT B

                            RICHARD C. BLUM & ASSOCIATES, L.P.
                             909 MONTGOMERY STREET, SUITE 400
                               SAN FRANCISCO, CA  94133-4625
                                           -----


             July 15, 1996


             K. Grahame Walker
             Chairman and CEO
             The Dexter Corporation
             One Elm Street
             Windsor Locks, CT  06096

             Dear Grahame:

             We are writing to address your response to our suggestion of monetizing Life Technologies and using the proceeds to repurchase Dexter common stock in a shareholder value enhancing transaction.

             CONVERTIBLE DEBT ISSUES:

             In your response you stated that monetizing Life Technologies using convertible debt would:

             1) raise Dexter's debt to total cap ratio to above 80% (implying excessive leverage),
             2) cause a default on $175 million of Dexter's senior debt, and
             3)    likely cause Dexter to lose its investment grade rating.

             We believe that none of these points are reasons to not pursue our proposal:

                1) Appropriate Leverage: First, if Dexter monetized Life Technologies through a convertible debenture and used the proceeds to repurchase common shares, Dexter's aggregate cash servicing costs for debt and equity would remain almost unchanged. The after tax interest expense on the convertible debt would be almost entirely offset by the dividends eliminated on the repurchased common shares.

                      Second, we believe that a more relevant measure of leverage for Dexter than debt to total cap is your ability to service whatever debt you have, most easily expressed in the ratio of EBITDA (of the Dexter Core Businesses only) to interest expense (on all of Dexter's obligations). Pursuing the transaction we have suggested would yield an acceptable "operating cash flow to interest coverage ratio" of three times.


     CUSIP NO. 252165-10-5           SCHEDULE 13D                   Page 8 of 11


                      Third, Dexter's post transaction debt level has to be evaluated in the context of the likelihood of the convertible debt being extinguished with Life Technologies shares within three to five years. We assume you must be very confident that the expected increasing value of Life Technologies would ensure a forced conversion in the future -- otherwise why cling to this asset today?

                2) Default on Senior Debt: This is a renegotiation task, not a danger to the company. We strongly disagree with your conclusion not to pursue a shareholder value enhancing transaction because you do not want to modify or replace an existing tranche of debt. If your existing lenders are not willing to modify their agreements with you, we would be happy to introduce you to one or more firms on Wall Street who could help you solve this problem.

                3) Investment Grade Rating: We agree that monetizing Life Technologies using convertible debt could have negative implications for Dexter's credit rating. But this has to be evaluated in the context of the substantial benefits to Dexter's shareholders vs. the minimal costs of accepting a lower credit rating for a short period of time. Dexter is generating excess cash flow today, has just completed a period of substantial investment in its Core Businesses, and is therefore unlikely to have any meaningful borrowing needs for the foreseeable future. We have previously quantified that the Dexter shareholders would receive a 15% increase in net income per share and a 50% increase in available cash flow per share.

             Notwithstanding the above points, Dexter can achieve all of the benefits of a transaction such as we have proposed, and avoid any deterioration in the quality of its credit, by monetizing Life Technologies with a DECS (Dividend Enhanced Convertible Security). As we have previously discussed, a DECS is very similar to a traditional convertible debenture except that the DECS is mandatorily convertible into its underlying security after a fixed period of time and is therefore considered equity by the rating agencies.

             DECS ACCOUNTING ISSUES:

             Although the SEC recently issued a proposal that would potentially make the GAAP accounting treatment of a DECS optically unfavorable, it is just a proposal. It may never pass. Even if it did, the latest view on Wall Street is that it would not be applicable to the transaction we have suggested. Finally, even if the proposal was applied to Dexter we think it would not have any substantive impact on investors' view of Dexter.

             Using the worst possible interpretation, the SEC proposal would require companies issuing DECS to recognize increases and


     CUSIP NO. 252165-10-5           SCHEDULE 13D                   Page 9 of 11


             decreases in the obligation represented by a DECS instrument through their income statement as the value of the underlying security that the DECS converts into increase and decreases. Notably the SEC proposal would require this income statement charge for a change in the liability of the DECS without providing recognition for the corresponding and offsetting increase or decrease in the value of the underlying security into which the DECS converts. Since a DECS is mandatorily convertible into its underlying security, the proposed accounting treatment would not in any way reflect economic reality, and if adopted experience dictates that investors will look past it.1

             To summarize, an unfavorable optical accounting treatment is not a valid reason not to pursue a transaction that substantially enhances shareholder value.

             ADDITIONAL ISSUES:

             In your press release you noted that the value of Life Technologies shares have increased 25% since we first began discussion on this topic. As a result, we believe (as you recently confirmed on a Buckingham Research conference call) that Life Technologies today is much closer to its full valuation as a stand alone company. The increase in price therefore argues for monetizing Life Technologies at these levels, rather than retaining it.

             As for your suggestion that we need to get the facts straight, we do not believe that we have made any erroneous statements or conclusions. We and you agree that Dexter has spent $152 million on R&D in its Core Businesses (excluding Life Technologies) over the last five years, and $175 million on capital expenditures in the Core Businesses over the same period. The sum of these two numbers is $327 million, which when divided by Dexter's 24 million shares outstanding equates to a cumulative five year investment in Dexter's Core Businesses of approximately $13.50 per outstanding share of Dexter stock.


                  1 There are numerous examples where, in addition to reporting their GAAP results, companies report and are valued on some form of "cash earnings" that better reflects economic reality. Examples that we can easily cite are two of the largest US airlines and one of the nations largest textile companies. Both United Airlines and Northwest Airlines, who are subject to large non-cash stock related charges, each report and are valued on "fully distributed earnings," which is not in accordance with GAAP but much better reflects economic reality. The second example, West Point Stevens, emerged from a chapter 11 reorganization with a large intangible asset amortized over a couple of years. Investors added the amortization back to its GAAP earnings, valuing West Point Stevens' aggregate equity at $700 million despite GAAP losses of $3.94 per share in 1995.


     CUSIP NO. 252165-10-5           SCHEDULE 13D                  Page 10 of 11


             We think the $13.50 of investment per Dexter share is relevant since Dexter's Core Businesses are effectively valued by the market at $18.00 per Dexter share today (Dexter's Life Technologies holdings are worth $260 million, or $11.00 per Dexter share, implying a $18.00 per share value for the Dexter Core Businesses). Unless Dexter made very low return investments in its Core Businesses, shrinking the share base at the current valuation should represent an outstanding opportunity to enhance shareholder value.

             On the topic of our specific expectations of Dexter's future performance, while Dexter may not make any aggregate projections about its future performance, you have certainly provided people with your expectations of sales growth and operating margin improvements. We have heard these expectations in two well attended public forums. Our estimates of Dexter's future earning power are based on a model with assumptions that are less optimistic than your publicly stated expectations of sales growth and margin improvement for the next several years. If there have been any changes in your sales and operating profit margin expectations, we (and presumably other Dexter shareholders), would like to know.

             Finally, we applaud your recently completed 1 million common share repurchase, and authorization for a second million shares. Our suggestion to monetize Life Technologies and use the proceeds to purchase more shares is an extension of the logic that you are using to retire almost 10% of your common stock. While a full monetization of Life Technologies is our recommended course of action, a partial monetization coupled with a share repurchase is also value creating. A partial monetization would have the additional positive effect, we believe, of enhancing the value of your residual holdings in Life Technologies due to better Wall Street coverage of the company.


     CUSIP NO. 252165-10-5           SCHEDULE 13D                  Page 11 of 11


             OBLIGATION TO ACT IN THE BEST INTERESTS OF SHAREHOLDER?

             Your press release ended with a commitment to act in the best interest of shareholders. Respectfully, we think that talking about a commitment to shareholder value and delivering shareholder value are two different things. In as much as Dexter shares are selling today for the same price as they were in 1986 (even after the recent 25% increase), we believe the Dexter shareholders deserve more than excuses defending maintenance of the status quo.

             Our suggestion of monetizing Life Technologies and using the proceeds to repurchase shares of Dexter common stock will:

             -     provide a permanent 15% increase in earnings per share,
             -     provide a 50% increase in available cash flow per share,
             - modify Dexter's capital structure to provide its shareholders with the maximum benefit possible from an expected increase in the operating performance in the Dexter Core Businesses, and
             - be a public statement by the management of Dexter that you are prepared to be judged and paid based on the performance of the businesses over which you exercise meaningful managerial control.

             We hope you will seriously reflect on your commitment to act in the best interest of shareholders, and reconsider this opportunity to materially enhance shareholder value.

             Best Regards,



             /s/ Jeff Ubben                            /s/ Sandy Dean

             Jeff Ubben                                Sandy Dean
             Managing Director                         Managing Director

             JWUSLD:s